UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13D THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 3)* LPath Inc.
(Name of Issuer)

Class A Common Stock $.001 par value
(Title of Class of Securities)

548910108
(CUSIP Number)

William J. Fox
Executive Vice President and Chief Financial Officer
Lehman Brothers Holdings Inc.
1271 Avenue of the Americas
New York, NY 10020
(646) 285-9000

Copies to:

Michael E. Lubowitz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		548910108

1.	NAME OF REPORTING PERSONS

Lehman Brothers Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

1,447,293 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,447,293 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,447,293 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0% (2)

14.	TYPE OF REPORTING PERSON

HC/CO

________________
(1)
Other than the shares of Class A Common Stock, $0.001 par value per share (the “Common Stock”), of LPath Inc. (the “Issuer”) owned by LB I Group Inc. as reported herein, Lehman Brothers Holdings Inc. (“Holdings”) is unable to confirm whether or not it is the beneficial owner of any additional shares of Common Stock that may or may not be actually owned by any of Holdings’ other affiliates.  On September 15, 2008, Holdings, and at later dates a number of its affiliates, filed voluntary petitions for relief under Chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) in a jointly administered proceeding captioned In re Lehman Brothers Holdings Inc., et. al. under Case No. 08-13555.  On September 19, 2008, the Securities Investor Protection Corporation under the Securities Investor Protection Act of 1970, as amended (“SIPA”) commenced a proceeding against Lehman Brothers Inc. (“LBI”) in the United States District Court for the Southern District of New York (the “District Court”) in the case captioned Securities Investors Protection Corporation v. Lehman Brothers Inc., Case No. 08-CIV-8119 (GEL).  On September 19, 2008, the District Court entered the Order Commencing Liquidation (“LBI Liquidation Order”) pursuant to the provisions of SIPA.  The LBI Liquidation Order provided, among other things, the appointment of James W. Giddens as trustee for the SIPA liquidation of LBI and removed the proceeding to the Bankruptcy Court under Case No. 08-1420 (JMP) SIPA.

Holdings is unable to provide information on its beneficial ownership, if any, of the Common Stock (other than the shares of Common Stock owned by LB I Group Inc. reported herein) primarily due to (1) the commencement of various administrative or civil rehabilitation proceedings of subsidiaries comprising significant parts of Holdings’ European and Asian businesses, which have resulted in significant portions of Holdings’ securities trading records and systems being unavailable to, and non-accessible by, Holdings, and (2) the sale since September 15, 2008 of significant businesses comprising Holdings’ historical business (the “Sale”).  As a result of the Sale, and actions taken by certain creditors with respect to securities that had been pledged by Holdings, or its affiliates, as collateral to those creditors, Holdings cannot compile an accurate accounting of securities held.

(2)	Based on 73,720,944 shares of Common Stock outstanding as of May 9, 2012.

CUSIP No.		548910108

1.	NAME OF REPORTING PERSONS

Lehman ALI Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

1,447,293

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,447,293

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,447,293

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0% (1)

14.	TYPE OF REPORTING PERSON

CO

________________
(1)	Based on 73,720,944 shares of Common Stock outstanding as of May 9, 2012.

CUSIP No.		548910108

1.	NAME OF REPORTING PERSONS

LB I Group Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

1,447,293

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,447,293

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,447,293

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%(1)

14.	TYPE OF REPORTING PERSON

CO

________________
(1)	Based on 73,720,944 shares of Common Stock outstanding as of May 9, 2012.

This Amendment No. 3 (“Amendment No. 3”) amends the Schedule 13D filed initially on April 16, 2007 (the “Original 13D”), with respect to the Class A common stock, par value $0.001 per share (the “Common Stock”) of LPath Inc., a Nevada corporation (the “Issuer”), as amended by Amendment No. 1 thereto filed on June 14, 2007 (“Amendment No. 1”) and Amendment No. 2 thereto filed on August 18, 2008 (“Amendment No. 2,” and together with the Original 13D and Amendment No. 1, the “Schedule 13D Filing”).

Item 2.	Identity and Background

Item 2 of the Schedule 13D Filing is hereby supplemented as follows:

On September 19, 2008, the Securities Investor Protection Corporation under the Securities Investor Protection Act, as amended (“SIPA”) commenced a proceeding against Lehman Brothers Inc., a Delaware corporation (“LBI”), in the United States District Court for the Southern District of New York (the “District Court”) in the case captioned Securities Investors Protection Corporation v. Lehman Brothers Inc., Case No. 08-CIV-8119 (GEL). On September 19, 2008, the District Court entered the Order commencing Liquidation (the “LBI Liquidation Order”) pursuant to the provisions of SIPA. The LBI Liquidation order provided, among other things, the appointment of James W. Giddens as trustee for the SIPA liquidation and removed the proceeding to the Bankruptcy Court under Case No. 08-1420 (JMP) SIPA. As a result, LBI ceased to be an affiliate of Lehman Brothers Holdings Inc., a Delaware corporation (“Holdings”), and Holdings could no longer be deemed to be the beneficial owner of any shares of the Issuer’s Common Stock that may or may not be owned by LBI.  In addition, on September 19, 2008, LBI transferred its entire ownership interest in LB I Group Inc., a Delaware corporation (“LB I Group”), to Lehman ALI Inc., a Delaware corporation (“ALI”). Therefore, LBI ceased to be a Reporting Person, and ALI became a Reporting Person and, together with Holdings and LB I Group, are the “Reporting Persons”.

Item 4.	Purpose of Transaction.

Item 5(c) of this Amendment No. 3 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D Filing is hereby supplemented as follows:

(a)  Items 11 and 13 of the cover page for each Reporting Person are incorporated by reference herein.  As of August 10, 2012, the Reporting Persons beneficially owned in the aggregate 1,447,293 shares of Common Stock, representing approximately 2.0% of the Common Stock outstanding, based on 73,720,944 shares of Common Stock outstanding as of May 9, 2012.

(b)  Items 7 through 10 of the cover page for each Reporting Person are incorporated herein by reference.

(c) The Reporting Persons have not effected any transactions within the 60 days preceding the date of filing this Amendment No. 3, except that LB I Group sold shares of Common Stock on the dates, in the amounts and at the prices set forth below, which were effected in broker transactions on exchanges.

Date	Shares	Price ($)
6/22/2012	88,500	0.8252
6/25/2012	61,700	0.7794
6/26/2012	34,649	0.7629
6/27/2012	32,500	0.7592
6/28/2012	73,500	0.7507
6/29/2012	31,000	0.751
7/2/2012	52,211	0.7534

Date	Shares	Price
7/3/2012	10,211	0.75
7/5/2012	45,400	0.75
7/6/2012	18,900	0.7626
7/9/2012	111,099	0.7852
7/10/2012	83,500	0.791
7/11/2012	65,000	0.7747
7/12/2012	105,000	0.7685
7/13/2012	30,000	0.7519
7/16/2012	40,000	0.773
7/17/2012	100,000	0.795
7/18/2012	85,000	0.8114
7/19/2012	150,000	0.8275
7/20/2012	69,048	0.8531
7/23/2012	121,500	0.8822
7/24/2012	105,000	0.8888
7/25/2012	33,050	0.8576
7/26/2012	59,000	0.8464
7/27/2012	60,000	0.8738
7/30/2012	80,000	0.9013
7/31/2012	124,043	0.9232
8/1/2012	56,900	0.9304
8/2/2012	50,000	0.91
8/3/2012	52,600	0.8991
8/6/2012	32,212	0.8854
8/7/2012	20,000	0.88
8/8/2012	42,825	0.89
8/9/2012	63,570	0.8706

(d)  None of the Reporting Persons know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e)  On June 22, 2012, the Reporting Persons ceased to be beneficial owners of more than 5% of the outstanding Common Stock.

Item 7.	Material to be Filed as Exhibits.
Exhibit 5	Joint Filing Agreement of the Reporting Persons dated August 10, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 10, 2012
(Date)

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ William Fox
	Name:	William Fox
	Title:	Executive Vice President and Chief Financial Officer

LEHMAN ALI INC.

By:	/s/ William Fox
	Name:	William Fox
	Title:	Executive Vice President and Chief Financial Officer

LB I GROUP INC.

By:	/s/ William Fox
	Name:	William Fox
	Title:	Executive Vice President and Chief Financial Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).